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Exhibit 99.1

EXPENSES

        The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the "Issuer") in connection with the issuance and sale of its Medium-Term Notes, Series A, Due Nine Months or More from Date of Issue or properly chargeable thereto, including legal, engineering, certification and other charges.

Printing and engraving fees and expenses	20,000
Legal fees and expenses	178,000
Fiscal Agent and registrar fees and expenses	3,000
Rating fees and expenses	40,000
Blue sky fees and expenses	5,000

$246,000

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EXPENSES